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                                                                  Exhibit 23 (a)


                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

HOUSEHOLD INTERNATIONAL, INC.:

As independent public accountants, we hereby consent to the incorporation by reference in this registration statement on Form S-3, relating to the offering of up to an aggregate of $950,000,000 of Household International, Inc. Debt Securities and Warrants to Purchase Debt Securities, Preferred Stock (without par value), Common Stock (par value $1.00 per share), Stock Purchase Contracts and Stock Purchase Units, or any combination thereof, to be filed with the Securities and Exchange Commission on or about May 15, 1997, of our report dated January 23, 1997, included in Household International, Inc.'s Form 10-K for the year ended December 31, 1996, and to all references to our Firm included in this registration statement.

/s/ Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Chicago, Illinois
May 15, 1997